EXHIBIT 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTION

AMC has entered into a series of arrangements with CLI, Beijing Wanyang and Beijing Vantone, including participating in the bid of the Land, signing the relevant land transfer contract and forming a project company. AMC’s participation in the investment and development of the Land is mainly to meet its needs for offices in light of its business development and staff force expansion.

AMC is a non-wholly owned subsidiary of the Company. CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is therefore a connected person of the Company. CLI is a wholly-owned subsidiary of CLIC and therefore an associate of CLIC. Accordingly, CLI is also a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios for the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules but is exempted from the independent shareholders’ approval requirement.

SUMMARY

AMC has entered into a series of arrangements with CLI, Beijing Wanyang and Beijing Vantone, including participating in the bid of the Land, signing the relevant land transfer contract and forming a project company. AMC’s participation in the investment and development of the Land is mainly to meet its needs for offices in light of its business development and staff force expansion. The Land is located at Plot Z13, Core Zone, Beijing Central Business District (CBD), East Third Ring Road, Chaoyang District, Beijing, the PRC, with a total site area of approximately 7,840 square meters.

Commission File Number 001-31914

DETAILS OF THE CONNECTED TRANSACTION

The Board approved and agreed the following series of arrangements entered into by AMC with CLI, Beijing Wanyang and Beijing Vantone in relation to the Transaction:

On 1 July 2011, AMC, CLI, Beijing Wanyang and Beijing Vantone entered into a joint bidding agreement, according to which the Consortium was formed to participate in the bid of the Land. The parties to the Consortium agreed that, among others, if the bidding is successful, (1) AMC, CLI, Beijing Wanyang and Beijing Vantone will form a project company with their respective equity interest holding of 19%, 51%, 29% and 1% to implement the development and construction of the Land, and (2) the parties to the Consortium will be jointly and severally liable for the Consortium’s bidding activities.

The Consortium subsequently received a notification from Beijing Land Bureau confirming that the Consortium has successfully won the bid for the state-owned construction land use right of the Land. On 31 August 2011, the Consortium signed the relevant land transfer contract with Beijing Land Bureau at a land transfer price of RMB2,656,280,000. Subsequently, as part of the arrangements, the Consortium formed China Life Yuantong as the project company and signed a supplemental agreement with Beijing Land Bureau to change the transferee of the land transfer contract to China Life Yuantong. China Life Yuantong has a registered capital of RMB600,000,000, with AMC, CLI, Beijing Wanyang and Beijing Vantone holding 19%, 51%, 29% and 1% of its equity interest, respectively. As at the date of this announcement, AMC has made its capital contribution to the registered capital of China Life Yuantong and paid part of the land transfer price, in proportion to its equity holding in China Life Yuantong. The parties are in the course of discussing the arrangement for the development and construction of the Land and the related payments. The Company will comply with the approval and disclosure requirements in respect of the development of such matter in a timely manner.

The amount of the Transaction was determined by the parties through arm’s length negotiation with reference to the then funding needs of China Life Yuantong and the land transfer price. The land transfer price was determined through public bidding procedure in accordance with the Bidding Law of the PRC and other relevant rules and regulations. The amount of the Transaction payable by AMC has been and will be paid by AMC from its internal resources.

REASONS AND BENEFITS FOR THE CONNECTED TRANSACTION

AMC’s participation in the investment and development of the Land is mainly to meet its needs for offices in light of its business development and staff force expansion.

The Directors, including the independent non-executive Directors, are of the view that the Transaction is fair and reasonable and is in the interests of the Company and the shareholders as a whole. Mr. Yuan Li, Mr. Miao Jianmin, Mr. Wan Feng, Mr. Shi Guoqing and Ms. Zhuang Zuojin hold positions in CLIC or its subsidiaries and have abstained from voting on the board resolution passed to approve the Transaction. Save as disclosed above, no other Director is regarded as having a material interest in the Transaction, and hence no other Director has abstained from voting on the board resolution to approve the Transaction.

LISTING RULES IMPLICATIONS

AMC is a non-wholly owned subsidiary of the Company. CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is therefore a connected person of the Company. CLI is a wholly-owned subsidiary of CLIC and therefore an associate of CLIC. Accordingly, CLI is also a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios for the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements under Chapter 14A of the Listing Rules but is exempted from the independent shareholders’ approval requirement.

Commission File Number 001-31914

INFORMATION ON THE PARTIES OF THE TRANSACTION

The principal business activities of AMC are to manage insurance funds and to provide consultation services relating to insurance fund management.

CLI is a company established under the laws of the PRC with limited liability and is principally engaged in the businesses of investment, investment management and asset management.

Beijing Wanyang is a company established under the laws of the PRC with limited liability and is an indirect wholly-owned subsidiary of Sino-Ocean Land. It is principally engaged in the business of property development.

Beijing Vantone is a company established under the laws of the PRC with limited liability and is principally engaged in the business of property development.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“AMC”	(China Life Asset Management Company Limited), a 60% owned subsidiary of the Company

“Beijing Land Bureau”	(Beijing Municipal Bureau of Land and Resources, the People’s Republic of China)

“Beijing Vantone”	(Beijing Vantone Real Estate Co., Ltd.), a company established under the laws of the PRC with limited liability, which, to the best of the Directors’ knowledge, information and belief, after having made all reasonable enquiry, is a third party independent of the Company and its connected persons

“Beijing Wanyang”	(Beijing Wanyang Shiji Chuangye Investment Management Limited), a company established under the laws of the PRC with limited liability and an indirect wholly-owned subsidiary of Sino-Ocean Land

“Board”	the board of Directors of the Company

“China Life Yuantong”	(China Life Yuantong Property Company Limited), the project company established under the laws of the PRC with limited liability by AMC, CLI, Beijing Wanyang and Beijing Vantone for the purpose of the Transaction

Commission File Number 001-31914

“CLI”	(China Life Investment Holding Company Limited), a company established under the laws of the PRC with limited liability and a wholly-owned subsidiary of CLIC

“CLIC”	(China Life Insurance (Group) Company), a stateowned enterprise established under the laws of the PRC

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“Consortium”	the consortium formed by AMC, CLI, Beijing Wanyang and Beijing Vantone for the bid of the Land

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Land”	a parcel of land located at Plot Z13, Core Zone, Beijing Central Business District (CBD), East Third Ring Road, Chaoyang District, Beijing, the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Sino-Ocean Land”	Sino-Ocean Land Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Main Board of the Stock Exchange (Stock Code: 03377), and held as to 24.46% by the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Transaction”	a series of arrangements entered into by AMC with CLI, Beijing Wanyang and Beijing Vantone, including participating in the bid of the Land, signing the relevant land transfer contract and forming a project company

Commission File Number 001-31914

By Order of the Board China Life Insurance Company Limited Heng Kwoo Seng Company Secretary

Hong Kong, 17 February 2012

As at the date of this announcement, the Board comprises:

Executive Directors: Non-executive Directors: Independent Non-executive Directors:	Yuan Li, Wan Feng, Lin Dairen, Liu Yingqi Miao Jianmin, Shi Guoqing, Zhuang Zuojin Ma Yongwei, Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh